Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax
Todd E. Mason | 212 692 6731 | tmason@mintz.com	www.mintz.com
August 12, 2010
Via EDGAR Transmission and By Hand
Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	Navios Maritime Acquisition Corporation Schedule TO-I Filed August 6, 2010 File No. 005-84078
Dear Mr. Jacobson:
     On behalf of Navios Maritime Acquisition Corporation (the “Company”), enclosed for review by the Securities and Exchange Commission (the “Commission”), are eight (8) copies of Amendment No. 2 to the Company’s Schedule TO-I and related exhibits, including the Offer Letter to warrant holders (the “Offer Letter”) and the Letter of Transmittal (collectively, as amended, the “Schedule TO”), four (4) of which are marked to show changes to Amendment No. 1 to the Schedule TO filed with the Commission on August 6, 2010. Terms not defined herein shall have the meaning ascribed to them in the Schedule TO.
     Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated August 11, 2010. The responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter. Page references are to the marked copy of the Schedule TO.
Exhibit 99(a)(1)(A)

Financial Information Regarding the Company, page 19
1.	We note your response to prior comment 10. All of the information specified in Item 1010(c) of Regulation M-A should have been included in the offering document initially disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO, and refer to Regulation M-A telephone interpretation 1.H.7 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm, if true, that the amended offering document was mailed to security holders.

Evan S. Jacobson
Securities and Exchange Commission
August 12, 2010

Response: We will mail the Schedule TO as amended on the date of this letter (including the related exhibits) to the security holders on or about August 16, 2010.
2.	It does not appear that you have provided all of the disclosure required by Item 1010(c) of Regulation M-A. For example, but without limitation, you do not appear to have disclosed income per common share from continuing operations (basic and diluted, if applicable), ratio of earnings to fixed charges, and book value per share as of the date of the most recent balance sheet. Please revise to provide all disclosure required by Item 1010(c) of Regulation M-A.
Response: We have provided the required information. Please see pages 19 and 20 of the Offer Letter.
Exhibit 99(a)(5)
3.	We note your response to prior comment 19 and reissue the comment with respect to Exhibit 99(A)(5); despite your representation to the contrary, you do not appear to have included the requested legend.
Response: We have added the legend to Exhibit 99(A)(5).
     Please call the undersigned at (212) 692-6768 with any comments or questions regarding the Schedule TO and please send a copy of any written comments to the following parties:
Kenneth R. Koch, Esq.
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,
/s/ Todd E. Mason
Todd E. Mason

cc:	Securities and Exchange Commission (Mellissa Duru, Esq., Office of Corporation Finance) Navios Maritime Acquisition Corporation (Ms. Angeliki Frangou)